KLETT ROONEY LIEBER & SCHORLING

40TH FLOOR, ONE OXFORD CENTRE

PITTSBURGH, PENNSYLVANIA 15219-6498

Telephone: (412) 392-2000

Jay L. Panzarella (412) 392-2002	FACSIMILE: (412) 392-2128 E-MAIL: jlpanzarella@klettrooney.com

December 17, 2004

VIA CERTIFIED MAIL

RETURN RECEIPT REQUESTED

H. Christopher Owings

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shiwana, Inc.

        Registration Statement on Form SB-2

        Commission File No. 333-118255

Dear Mr. Owings:

On behalf of my client, Shiwana, Inc. (the “Company”), this letter is in response to your comment letter dated September 15, 2004. The Company has reviewed the comments and have amended its registration statement in response to the comments. For your convenience, please find enclosed a marked copy of the amendment which highlights the changes to the amended registration statement. Additionally, this letter provides the SEC’s original comment along with the Company’s responses to each of the comments. We look forward to working with you to resolve any comments.

GENERAL

1. We note your disclosure on the cover page of the registration statement that you may issue New Distribution Shares in connection with business acquisitions. General Instruction A.1. limits the use of Form SB-2 to the registration of securities to be sold “for cash.” To the extent that you intend to register securities to be issued in connection with business acquisitions, you should file a registration statement on Form S-1 or Form S-4. See Service Corporation International no-action letter (December 2, 1995). Please revise the registration statement to remove securities that you had intended to register for issuance in connection with business combinations.

The Company has removed the prospect of issuing any shares to be issued in connection with a business acquisition. In the event the Company intends to register securities to be issued in connection with business acquisitions, the

H. Christopher Owings

December 17, 2004

Company will file a registration statement on Form S-1 or Form S-4. The registration statement has been revised to reflect the foregoing.

2. Please tell us supplementally how you will comply with Rule 3a4-1 of the Securities Exchange Act of 1934 in connection with the offering of these securities.

The officers and directors of the Company and any other associated person will fully comply with Rule 3a4-1 of the Securities Exchange Act of 1934. Such persons: (1) will not be subject to a statutory disqualification at the time of his or her participation; (2) will not be compensated in connection with his or her participation; (3) will not at the time of his or her participation be an associated person of a broker or dealer; and (4) will restrict his or her participation as required by Rule 3a4-1(a)(4).

COVER PAGE

3. Please avoid reliance on defined terms like those in the introductory paragraph on page 4 and the definitions listed for terms on pages 9-10. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

4. Please limit your cover page to one page. See Item 501 (a)(5) of Regulation S-B.

In response to comments 3 and 4, please note that the revised prospectus does not rely on defined terms and the cover page is one page.

5. We note that you have arbitrarily set the offering price for your shares. Please specify here what that price is.

Please note that the cover page has been revised to state that the price of the stock sold by the Company pursuant to this offering is $1.80.

6. Please specify the page number where the risk factor section appears in the prospectus. See Item 501(a)(5) of Regulation S-B.

Please note that the cover page has been revised to specify the page number where the risk factor section appears in the prospectus.

7. Please specify the date when the offering will end in accordance with Item 501(a)(9)(iii) of Regulation S-B. Also, provide the disclosure required by Item 501(a)(9)(ii) and (iv).

Please note that the information requested has been added to the cover page.

H. Christopher Owings

December 17, 2004

8. Advise us of your intentions regarding the timing for seeking an OTC Bulletin Board listing. If you have not applied for listing, so state here and throughout the registration statement. We may have further comments.

The Company intends to list their shares on the OTC Bulletin Board following registration. However, the Company has not applied for a listing and no market maker has yet been engaged with respect to the Company’s stock. Please note that statements to this effect have been added to the cover page and the beginning of the prospectus. Please also note that in Section 1.2 “Summary of the Offering” the OTC Bulletin Board is labeled as the Proposed Trading Market; the risk factor set forth in 2.5(A) references the fact that the Company has not yet sought a market maker nor made application for an OTC Bulletin Board listing; Section 11.1 states that the Company anticipates applying for a listing on the OTC Bulletin Board but there is no assurance that the Company’s shares will trade on the OTC Bulletin Board; and Section 17.4 states that the Company will seek a market maker to sponsor its stock on the OTC Bulletin Board and application will be made to list the share on the OTC Bulletin Board but no market maker has yet undertaken to sponsor the Company’s stock on the OTC Bulletin Board and it is not certain as to whether the Company will be successful in endeavoring to have its shares listed on the OTC Bulletin Board.

PROSPECTUS SUMMARY, PAGE 6

9. Clarify that this section is a summary of the “material” information from the prospectus.

The prospectus summary is a summary of the material information from the prospectus and the prospectus summary has been revised to specifically indicate such. Please note the addition of the word “material” in the first sentence of the prospectus summary.

10. Make clear throughout the summary and the registration statement that you are currently in the development stage, you have had no revenues to date, you have not fmalized the development of your proposed Customer Relationship Management solutions, you have “no experience in developing and marketing such service software programs” as disclosed on page 18 and you have not yet hired any software programmers who are experienced in this field as disclosed on page 18. Given that you are in the early, development stages of the proposed business and that you do not have experience in this area, it does not seem appropriate to refer to the CRM market size here or elsewhere in the registration statement. Please revise the registration statement. Clarify throughout whether the software solutions you intend to provide have been completed or not. In many instances, it appears that you have finalized the software solutions yet disclosure elsewhere indicates that you have not.

Please note that this modification has been made throughout the prospectus.

H. Christopher Owings

December 17, 2004

11. Please provide us a copy of the IDC report you cite. Please clearly mark the sections of the report that support the statistics mentioned.

Please note that all references to the IDC report in the prospectus have been removed.

12. We note your reference to a 2003 survey of Chief Information Officers. Is this survey publicly available? Please provide us a copy of the survey and mark the sections that support the information mentioned in the registration statement. We note, however, that this disclosure and the IDS report appear to be inappropriate since the company has not yet developed any CRM solutions.

Please note that all references to the 2003 survey of Chief Information Officers and the IDC report have been removed from the prospectus.

Similarly, you should remove statements regarding your intention to “lead the industry transformation” and that you plan to be a “leading provider of Sales Execution Solutions” given that you have no experience in this area. Provide the basis for your statement that you will “[p]rovide high return on investment through increased sales.” Elsewhere in the registration statement, you have indicated that you expect to be a “key thought leader” and that you will market your solutions to the largest Fortune 500 corporations. It is unclear how you can support these statements since you have not developed any CRM solutions. Please revise or advise.

Please note that the prospectus has been revised to remove all of the foregoing statements.

SUMMARY OF THE OFFERING, PAGE 8

13. We note that you intend to use the New Distribution Shares in exchange for non-cash consideration. Please elaborate on the types of services that shares will be exchanged for and discuss the contracts for the provision of intangible property rights. Also, explain how will you place value, on the non-cash consideration.

The discussion of the offering price of the new distribution shares in the Summary of the Offering has been revised to clarify that shares may be delivered in exchange for non-cash consideration. The Company currently has not identified any persons to whom the Company will provide shares in exchange for services, nor has the Company identified any specific services or property that the Company intends to acquire in exchange for the Company’s shares. Please also note that the potential types of services have been elaborated and the revised section includes a statement that the value of the non-cash consideration shall be reasonably determined by the

H. Christopher Owings

December 17, 2004

Board of Directors of the Company based upon the Directors’ reasonable determination of the relative market value of such consideration.

THE COMPANY, PAGE 8

14. We note your statement that the information appearing on your website is not part of this prospectus. Please confirm, supplementally, that any material information about the company included on your website is also included in this prospectus.

The Company believes that any material information about the Company which is included on its website is also included in its prospectus.

OFFERING PERIOD, PAGE 9

15. Supplementally advise us whether the offering termination date of December 31, 2004 is firm or will depend upon the date on which you clear comments.

The prospectus has been revised to change the offering termination date to September 30, 2005. Additionally, please be advised that the offering termination date is not firm and will depend on the date the Company clears comments.

NET PROCEEDS, PAGE 9

16. In addition to stating your expectations regarding sales of securities for consideration other than cash, you also should make clear that you may not sell the maximum number of New Distribution Shares.

The Net Proceeds paragraph of Section 1.2 “Summary of the Offering” has been revised to state that the Company may not sell the maximum number of new distribution shares in this offering.

RISK FACTORS, PAGE 10

17. We note the statement appearing in the first paragraph under this caption that there may be additional risks that are not disclosed. All material risks to the company and investors should be identified and fully discussed in the risk factors section. Please clarify that all material risks have been disclosed or revise accordingly.

All material risks which are known to the Company have been disclosed in the risk factors section.

18. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your

H. Christopher Owings

December 17, 2004

subheadings. Stating that the risk may “adversely affect” or “significantly harm” your business or cause your business to “suffer” does not adequately address the potential consequences.

We have attempted to address the SEC’s concern with respect to this comment. However, it is accurate to state that the occurrence of a specific risk will have adverse effects on the Company’s business. It is impossible and potentially misleading to attempt to elaborate on the effects of certain specific risks without engaging in an exercise in speculation. In some instances, there can be little more description of the consequences of the risk. For example, in risk factor 2.3(D), a failure to establish significant sales will, in fact, impede the development of revenues. A failure to successfully market the products and services of the Company will, in fact, significantly harm the business of the Company.

In those circumstances where the impact of the occurrence of the risk can not be precisely described or limited to specific situations, we have offered examples of the effect of the risk. For example, in 2.3(E) an uninsured loss will certainly have a negative impact on the business, but it is impossible to identify the specific impact of such a loss without speculating as to the cause or nature of the uninsured loss. It appears reasonable and clear that an uninsured loss of any type would be negative for the business.

19. Please revise your risk factors to eliminate language such as “we cannot assure you” or “we cannot be certain.” The real risk is the circumstances you describe, not your inability to give assurances or predict with certainty. Also revise the risk factors to eliminate any language that mitigates the risk included in the risk factor. For example, in risk factor 2.3(D), you should delete the introductory phrase that states “[a]lthough we will engage software programmers who are experienced in the utility software program market.” This disclosure is more appropriate in the business section. Revise the risk factors throughout to delete mitigating language.

Please note that the language indicating assurances or predictions you reference has been removed throughout the risk factors along with language that mitigates risk.

20. Please relocate the risk factors regarding the risks associated with your financial position and the development stage risks to the forepart of the risk factor disclosure.

Please note that the risk factors associated with the Company’s financial position and development stage have been moved to the forepart of the risk factor disclosure.

H. Christopher Owings

December 17, 2004

21. Please include a risk factor indicating that your selling shareholders are registering for resale all of their shares which constitutes substantially all of the outstanding shares of the company. Disclose the effect this will have on the price of company shares. Also, place this risk factor in the forepart of the risk factor disclosure.

Please note that a risk factor regarding this topic has been added as Section 2.1(B).

UNLESS WE CAN ESTABLISH SIGNIFICANT SALES OF OUR SALES EXECUTION .., PAGE 12

22. You mention that you have had one customer. Did you receive any revenues from this customer?

Although planned principal operations have not commenced, the Company billed and collected $1,800 from an outside, third party for consultation services provided through June 30, 2004. The Company deemed the revenue collected from these services to be immaterial to the overall financial statements, and the Company netted the cash collections against operating expenses incurred for financial statement presentation. The Company has reclassified this $1,800 to revenue in financial statements included in the prospectus.

As of September 30, 2004, the Company has provided consulting services to two customers and recognized revenue of $3,300. The Company has classified these as revenue on the statement of operations for the nine month period then ended.

IF WE ACQUIRE ANY COMPANIES OR TECHNOLOGIES IN THE FUTURE .., PAGE 13

23. Supplementally advise us of your intentions to make acquisitions in the near future. To the extent any specific acquisitions are contemplated, please provide disclosure in the registration statement. If you do not anticipate acquiring any companies in the near future, this risk factor may be too speculative to include. Similarly, your disclosure of risks associated with international operations on page 14 appears to be speculative since you have not developed any software solutions. Please revise or advise.

The Company does not currently have any intent to acquire any specific acquisitions in the near future. However, the Company intends to look for potential target companies for acquisitions. In the event that the Company does identify a target company or establishes criteria for target companies, the Company would amend its registration statement accordingly. However, for complete disclosure, the Company feels that it needs to disclose in this registration statement that it is possible the Company may acquire companies in the future, and such actions,

H. Christopher Owings

December 17, 2004

including identifying appropriate acquisition candidates, has the risks set forth in risk factor 2.3(H). Additionally, although certain of the Company’s software solutions have not been developed, the Company does have certain software solutions available currently, and such developed solutions along with the services that the Company plans to offer are in demand outside of the United States, especially in Canada. Thus, the Company believes it must disclose that it anticipates that it will sell its services to international customers and include the risk factors contained in Section 2.3(L) in its prospectus.

We have incurred operating losses and may continue to incur losses ...., page 15

24. Please specify that the company has had no revenues for each of its three operating quarters through June 30, 2004 as indicated on page 27. Also, state that you have earned “no revenues from operations” instead of stating that you have earned minimal revenues.

Please see Section 2.2(A) which has been revised to state that the Company has had no revenues for each of its three operating quarters through June 30, 2004 and that the Company has earned “no revenues from operations” rather than minimal revenues.

We have not completed the final development of our internal software ..., page 17

25. We note that you have not completed the development of your internal applications to be used on your service contracts. Please expand to discuss what effect this has on any current service contracts in place. How material are these internal applications to the service contracts?

Although the Company is continuing its development of internal applications related to its services, this does not have any current impact on the Company’s ability to deliver its current service offerings. With respect to the contracts which the Company currently has in place or under consideration, the affected internal applications will not have any material impact on the Company’s ability to perform these contracts. In any case, due to the nature of the Company’s business, its internal data management and process applications will be subject to regular modification and enhancement once developed.

Unscheduled delays in developing our proposed internal software products used. ..., page 18

26. Please describe any unscheduled delays that have occurred in the past that have materially affected your business.

H. Christopher Owings

December 17, 2004

The Company has not had unscheduled delays in the past, but the Company has included this risk factor in Section 2.2 to inform investors of the potential harm of unscheduled delays.

We not have any copyrights..., page 18

27. Explain why you have a limited ability to infringe on the intellectual property rights of others.

Please note that the heading of this risk factor has been revised to indicate a risk factor that the Company may be found to infringe on the intellectual property rights of others.

The Company will be heavily dependent on the services of Tim R. Sensenig..., page 19

28. Please specify whether you have any employment agreements with any of the key personnel you mention.

Please note that risk factor 2.4(C) has been revised to indicate that the Company currently has employment agreements with Messrs. Sensenig, Bertiger and Asher and to contain a reference to the further description of the Company’s employment agreements.

29. Provide the basis for your claim that your company has “over 100 years of sales and marketing experience” as set forth on your web site.

The Company’s claim on its web site that it has “over 100 years of sales and marketing experience” was based on the combined experience of its employees. Please note that the Company has since removed this statement from its website.

You may be one of only a small number of investors in this Offering.., page 23

30. You have indicated that you “may need additional capital or financing to implement” your business plans. It appears that you “will” need additional funding. Please revise or advise.

Please note that this statement in Section 2.5(G) has been revised to indicate that the Company will need additional capital or financing to implement its business plans.

Management’s Discussion and Analysis or Plan or Operation, page 25

Operating Expenses, page 28

H. Christopher Owings

December 17, 2004

31. Please expand your disclosure to further explain general and administrative expenses for the period from November 23, 2003 to June 30, 2004. This discussion should focus on stock-based compensation expense, as that constitutes the majority of the general and administrative expense for the period.

See changes made to the Management’s Discussion and Analysis relating to the discussion on selling, general, and administrative expenses from the period from November 23, 2003 through September 30, 2004.

Operational Objectives, page 29

32. We note that you believe you can fulfill your cash requirements and liquidity needs during the next 12 months through financing arrangements and capital raising activities. If you are relying on this offering to satisfy your cash requirements and liquidity needs, please specifically state so. Also, specify how you will satisfy your liquidity needs if the offering does not provide the necessary capital. Further, state that you currently do not have any financing arrangements or credit agreements.

Please note that Section 4.5 “Operational Objectives” has been revised to specifically state that the Company is significantly relying on the proceeds of the offering, that the Company will need to obtain financing if the offering does not provide the necessary capital, and that the Company currently does not have any financing arrangements or credit agreements. Additionally, the risk factor set forth in Section 2.1(C) has also been revised to specifically state the above.

33. Please revise your disclosures throughout the filing to reflect the many scenarios that could result under your best efforts offering. At a minimum, revise your disclosures to show the impact of 10%, 50%, and 100% of the shares being sold. We also assume that your business plan would change dependant upon the offering proceeds. Please revise the Summary of the Offering section, the Management’s Discussion and Analysis or Plan of Operation section, the Operational Objectives section, the Security Ownership of Certain Beneficial Owners and Management section, the Capitalization section, the Dilution section, the Use of Proceeds section, the Other Expenses of Issuance and Distribution section and any similar references throughout the filing accordingly.

Please note that the Company does not currently intend to change its business plan based on the proceeds obtained through this offering. Rather, if the offering does not provide the necessary capital, the Company intends to obtain the funds through financing (see the answer to Question 32 above) and continue with its business plan. Since the Company does not currently intend to change its business plan based on the success of its best efforts offering, the Company does not need to change the disclosures in the prospectus regarding its business plan.

H. Christopher Owings

December 17, 2004

34. On page 30, you indicate that your board of directors may decide not to pursue your current plan. Please supplementally confirm to us that you intend to remain in the same line of business.

Please be advised that the Company currently intends to remain in the same line of business. The disclosure in Section 4.5 “Operational Objectives” is intended to disclose to investors that the Board of Directors of the Company may not pursue a specific course of action based on its reassessment of facts, new facts, general economic conditions or other factors, and the Company’s actual expenditures and business plan may differ than what is currently anticipated.

Description of Business, page 30

35. We note that you are a provider of “Sales Execution solutions.” Please expand your disclosure in this section to explain to a person unfamiliar with your company and business how these solutions work to help businesses increase revenue and improve effectiveness. For instance, how will your solutions help to reduce the time it takes to close new orders, receive better qualified sales leads, and more accurately predict when those orders will occur? Also, clearly indicate which solutions, if any, have been developed. Currently, it appears that you have developed certain products yet disclosure elsewhere indicates that you have not.

Please note that the Company has added additional information to Section 5.1 “Overview” in its Section 5 “Description of Business” to more fully describe to a person how the Company’s solutions work. Additionally, information has been provided throughout the prospectus to clarify that the Company will offer a suite of five (5) different solutions (Forecast-It!, Close-It!, Qualify-It!, Announce-It! and Satisfy-It!) and as of the date of the prospectus, the Company has completed the Forecast-It! and Close-It! solutions and are still developing the Qualify-It!, Announce-It! and Satisfy-It! solutions.

The Opportunity for Sales Execution Sales, page 33

36. We note your reference to the AMR Research study. Is this study publicly available? Please provide us a marked copy of the report referencing where the support for the statistics you mention are located.

Please note that all references to the AMR Research study have been removed from Section 5.2(C).

Our Solution, page 34

H. Christopher Owings

December 17, 2004

37. Please clarify what you mean when you refer to deliverable content. We note your description on page 7. You should specify, if true, that deliverable content means you provide a specific project solution which is then delivered to the customer for implementation.

Please note that the prospectus has been clarified to indicate that deliverable content is where the Company provides a specific project based solution which is then delivered to the customer for implementation.

Sales, Marketing and Customer Support, page 40

38. You indicate that you will have a network of partners who refer customers to you. Explain how you will develop these partnerships and whether any currently exist. Also, will you have partnership agreements governing these relationships? If not, please use other terminology to describe these relationships. State whether any of these distribution channels that you have described are currently in place.

Please note that the term “partners” in Section 5.8 “Sales, Marketing and Customer Support” has been replaced with the term “associates” to clarify that the Company will not be entering into partnership agreements with those who provide referrals to the Company. Also, additional information has been added to Section 5.8(B) to indicate that the Company will develop its network of referring associates through existing industry contacts. Finally, please note that Section 5.8(B) has been revised to include the information that the Company has two sales agents representing its services in the upper Midwest and Mid-Atlantic regions.

Directors, Executive Officers, Promoters and Control Persons, page 46

39. Please specify when Llew Keltner became Chairman of Light Sciences Corporation.

Please note that Section 6.3 “Background of Officers, Directors and Key Executives” has been revised to reflect that Llew Keltner, M.D., Ph.D. has been the Chairman of Light Sciences Corporation since February 2001.

40. Please remove or support the disclosure contained in the biographies that relates to the market size of companies in which officers or directors were previously employed. Also, the disclosure regarding Mr. Cairns’ experience related to companies that went public and the underwriters used and disclosure of the valuation and market capitalization are not relevant to an offering of this company’s securities.

Please note that the information related to the market size of the officers’ and directors’ previous companies and the referenced disclosures from Mr. Cairns’ biography have been removed from Section 6.3 “Background of Officers, Directors and Key Executives”.

H. Christopher Owings

December 17, 2004

Security Ownership of Certain Beneficial Owners, page 49

41. Disclose the individual holdings of (1) each officer and director, (2) officers and directors as a group, and (3) any holders of more than five percent of your securities. See Item 403 of Regulation S-B. It is unclear how the shareholdings tie together with the several tables you have included and different ways of referring to various persons’ holdings.

Please note that the capitalization table set forth in Section 7.1 “Capitalization” has been removed to eliminate any lack of clarity. Please also note that the revised Section 7.3 “Security Ownership of Management” sets forth the individual holdings of (1) each officer and director and (2) officers and directors as a group and Section 7.2 “Security Ownership of Certain Beneficial Owners” sets forth (3) any holders of more than five percent of the Company’s securities.

42. Tell us whether the shares of Common Stock held by the Sensenig Family Irrevocable Trust are included in Tim Sensenig’s share holdings. If not, tell us why not.

Shares of common stock held by the Sensenig Family Trust are not included in Tim Sensenig’s share holdings because Mr. Sensenig is not a beneficial owner of the shares held by the Sensenig Family Trust. As defined in the instructions to Item 403, 17 C.F.R. §228.403, a beneficial owner of security means: (a) any person who, directly or indirectly . . . has or shares (1) voting power, which includes the power to vote, or to direct the voting of, such security; or (2) investment power, which includes the power to dispose, or to direct the disposition of, such security; (b) any person who, directly or indirectly, creates or uses a trust . . . with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership. Mr. Sensenig is not a beneficial owner of the shares held by the Sensenig Family Trust because: (1) Mr. Sensening does not have voting power over the shares because Mr. Sensenig irrevocably relinquished all control of the shares to the Trust; (2) Mr. Sensenig does not have investment power over the shares because pursuant to the terms of the Trust, Mr. Sensenig can never be named as Trustee under the Trust and thus cannot direct the disposition of such securities; and (3) Mr. Sensenig is not a beneficiary of the Trust and did not create or use the trust with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership. Thus, Mr. Sensenig will receive no benefit, nor have any control, over the shares held by the Trust.

Employees and Employment Agreements, page 54,

43. Disclose the base salaries for each of the employment agreements and all other material terms of the employment agreements.

H. Christopher Owings

December 17, 2004

Please note that additional information regarding the Company’s employment agreements, including the base salaries for each of the employment agreements have been added to Section 8.2 “Employees and Employment Agreements”.

44. Tell us, with a view towards disclosure, the accrual policy for the termination agreement with top executives. You state, “in the event of an executive’s termination by the company without cause ... the executive will receive a $1,000,000 ($5,000,000, in the case of Tim R. Sensenig) dollar lump payment.” However, one of your risks in Section 2.1 ‘Risks Associated with our Company’ is that you have no insurance. Please discuss these arrangements and their potential impact on you in the liquidity section of your Management’s Discussion and Analysis and in your Financial Statements.

This is covered in the Financial Statements and Risk Factors. There is no insurance obtainable for such contingencies.

Market For Common Equity and Related Stockholder Matters, page 58

45. Expand your disclosure to include the requirements of Item 201(d) of Regulation S-B. If the disclosures in Section 8.4 have all of the required disclosures, you can cross reference to that Section of your filing.

Please note that Section 11.5 “Securities Authorized for Issuance Under Equity Compensation Plans” has been added to Section 11 “Market for Common Equity and Related Stockholder Matters”.

Dilution, page 59

46. The registration statement discloses that you had 675,072 options outstanding as of January 27, 2004. Update the disclosure in this section to indicate the number of options outstanding as of the most recent practicable date.

Please note that this provision in Section 14 has been changed to indicate that the Company had 675,072 options outstanding as of the date of the prospectus.

Use of Proceeds, page 60

47. It is unclear why you have specified amounts to be allocated to legal expenses and accounting expenses since it appears that you will incur these expenses regardless of the amount of proceeds you raise. Please advise.

It is true that the Company will need to pay legal expenses and accounting expenses regardless of the amount of proceeds it raises; Section 15 “Use of Proceeds” is only intended to show how the Company intends to use the proceeds of this offering. Please note that in the event that the proceeds of the offering are less then the

H. Christopher Owings

December 17, 2004

estimated fixed expenses of the offering ($85,000), the Company will need to obtain funds from other sources to cover the Company’s fixed offering expenses. For example, if the Company sells 25% of the new distribution shares, the Company anticipates that it will use the proceeds of the offering to cover the filing fees and printing costs. In such an event, the Company will need to obtain funds from other sources to pay legal expenses and accounting expenses. Thus, although the Company has not allocated any amounts from the proceeds to these expenses, in the event that the Company sells 25% of the new distribution shares, the Company is aware that it will still need to pay these expenses (using funds from other sources).

48. We note that you have arbitrarily selected the offering price of $1.80. To the extent practicable, please expand your disclosure to more specifically discuss how the various factors listed led to the offering price of $1.80.

The Company believes that Section 16 “Determination of Offering Price” clearly discloses that the Company arbitrarily selected the offering price of its shares and provides as much information as possible as to the factors the Company considered to determine its offering price of $1.80. As the Company is a developmental company, the Company did not have any worthwhile assets, book value, net worth, earnings, results of operations or other established valuation criteria to use in selecting its offering price. Thus, the Company needed to make an arbitrary determination, i.e., one based on or subject to judgment or preference. The factors the Company considered were the fact that the Company has no operating history on which to base its determination. Thus, the Company had to look to its anticipated cash requirements and the amount it wanted to raise in this offering. However, the Company had to also consider the price it believed a purchaser would be willing to pay for its shares. In considering these factors, the Company arbitrarily selected $1.80 as the price for the new distribution shares.

Plan of Distribution, page 62

49. Disclose whether the company will offer any of the securities on behalf of the selling shareholder. Also, tell us your expectations regarding the selling shareholders’ use of a broker-dealer to sell these securities. We may have further comment.

The Company will not offer any securities on behalf of any selling shareholder. None of the shareholders of the Company are required to sell his/her/its shares, nor has indicated that they intend to sell his/her/its shares. As of the date of the prospectus, the Company has no expectations or information regarding whether the Company’s shareholder will sell his/her/its shares, let alone the manner of such sales (e.g., use of a broker-dealer). Please note that Section 17.3 “Offers by Selling Shareholders” has been clarified to reflect this along with Section 18 “Selling Shareholders” and the concept of selling shareholders throughout the prospectus.

H. Christopher Owings

December 17, 2004

Selling Shareholders, page 65

50. Please combine the information in this table with the beneficial ownership table so that the number of shares beneficially owned before and after the offering is clearly indicated. You should include a column reflecting the amount of securities of the class owned by the selling security holders before and after the offering. Please be sure that all the information required for both tables are included.

The table set forth in Section 18 “Selling Shareholders” cannot be combined with the beneficial ownership table because any options considered in the beneficial ownership table have not been exercised by the holders. The purpose of the beneficial ownership table is to comply with Item 403 which requires calculation of beneficial ownership, including the securities a person has the right to acquire within 60 days pursuant to options. While certain of the Company’s shareholders have such rights to acquire options, none of them have done so as of the date of the prospectus, and the optionholder shares are separately referred to in the prospectus as being registered by the prospectus. The table set forth in Section 18 “Selling Shareholders” is provided to disclose the exact number of shares held by the Company’s shareholders as of the date of the prospectus.

As stated in response to Comment No. 49 above, none of the shareholders of the Company are required to sell his/her/its shares and as of the date of the prospectus, the Company has no expectations or information regarding whether the Company’s shareholders will sell his/her/its shares. Thus, the Company cannot include a column reflecting the amount of securities owned by the selling shareholders after the offering because any such information would be speculative.

51. Is any selling stockholder a broker-dealer? If so, identify that stockholder as an underwriter.

As of the date of the prospectus, it is unknown whether any selling shareholder will be deemed a broker-dealer or underwriter.

52. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

•	The selling stockholder purchased the shares in the ordinary course of business, and

•	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

H. Christopher Owings

December 17, 2004

As of the date of the prospectus, it is unknown whether any selling shareholder will be deemed an affiliate of a broker-dealer or underwriter.

Alternatively, disclose that the stockholder is an underwriter.

53. Tell us whether each of the selling stockholders purchased the securities with investment intent or with a view towards distribution.

As of the date of the prospectus, it is unknown whether any selling shareholder will be deemed an underwriter. Each of the Company’s shareholders (i.e., including any shareholder who may sell his/her/its shares) acquired his/her/its shares in a private placement transaction and did not purchase the shares with an investment intent nor a view towards distribution.

Treatment of U.S. Holders, page 71

54. In your discussion of the tax treatment of dividends, clarify the initial tax rate and clearly specify the holding period requirements necessary to satisfy the capital gains tax rate of 15%.

The disclosure on federal income tax treatment of dividends to individuals has been revised to give a range of tax rates which might apply to dividends. As revised, the disclosure is in keeping the approach traditionally permitted by the staff, which is an overview of the tax possibilities, without having extensive disclosure of the complexities of the U.S. tax code. The introduction to this section clearly advises potential investors to consult with their own tax advisors, which is the best disclosure possible in this situation. Any additional disclosure on this subject would be complex, confusing and not very readable, as the treatment of dividends varies depending on several factors, including the situation of the Company and the tax situation of the shareholder at the time any dividend is granted. Setting out these various scenarios would be complex and not particularly informative since it is all dependent upon future events and contingencies. Further, since the Company has never paid dividends and discloses that it does not plan to do so for the foreseeable future (by which time the tax code will surely have changed), a detailed discussion of the multiple tax possibilities would be pointless. Put another way, no investor would invest in the securities offered by the prospectus based on the information about taxes on dividends, which may never be paid, contained therein. This is clearly one of those situations where Alan Beller’s observation that more disclosure is not necessarily better disclosure applies.

H. Christopher Owings

December 17, 2004

Certain Relationships and Related Party Transactions, page 74

55. Disclose whether the terms of this transaction are as beneficial to the company as could be obtained from unaffiliated third parties. Clarify the type of consulting services that Investors Insurance Group, Inc. will provide to you. We note that Exhibit 10.3 indicates that Investors Insurance Group, Inc. “will assist [you] with being a public company.” Please specify what services this will entail.

Please note that Section 24.1 “Related Party Transactions” has been revised to clarify the type of services that Investors Insurance Group, Inc. will provide the Company and to disclose that the terms of the transaction were at least as favorable to the Company as would be if such a transaction was with an unrelated party.

56. We note the disclosure on page 76 regarding a securities transaction with David C. Cairns. Please provide the necessary disclosure regarding this transaction in this section as required by Item 404 of Regulation S-B.

Please note that Section 24.1 “Related Party Transactions” has been revised to include all sales of Company stock to any officer or director of the Company.

Other Expenses of Issuance and Distribution, page 74

57. Tell us why you have not disclosed any accounting fees and transfer agent and registrar fees in connection with the offering. We note that you have an agreement with a transfer agent and would expect that you would have audit fees related to the offering.

The schedule of fees and expenses to which you are referring illustrates only those fees and expenses which would be paid with offering proceeds at the various assumed offering levels. In the event that the offering proceeds are insufficient to cover these expenses, such expenses will have to be paid from other revenue sources of the Company.

Recent Sales of Unregistered Securities, page 75

58. For each of the issuances of unregistered securities discussed, state the facts relied upon to make the stated exemption available. See Item 701(d) of Regulation S-B.

Please note that Section 27 “Recent Sales of Unregistered Securities” (A) has been revised to state the facts relied upon to make the stated exemption available.

H. Christopher Owings

December 17, 2004

59. We note that officers and directors of the company purchased shares of Common Stock with payment made by promissory notes. Tell us supplementally whether these promissory notes have been forgiven or repaid. We may have further comment based on your response.

The promissory notes have been repaid in full to the Company.

Available Information, page 77

60. Please revise the disclosure in the first paragraph of this section. You cannot qualify the disclosure in the prospectus by referring to exhibits. The disclosure in the prospectus should be materially complete.

Please note that the qualification referenced in Section 30 has been removed.

Undertakings, page 76

61. Please provide the complete undertaking required by Item 512 (a)(1)(ii) of Regulation S-B.

Please note that the complete undertaking required by Item 512(a)(1)(ii) of Regulation S-B is included in Section 28 “Undertakings”.

Also, provide the undertaking required by Item 512(e) of Regulation S-B.

Please note that the revised Section 28 “Undertakings” includes the undertaking required by Item 512(e) of Regulation S-B.

Exhibit 5.1

62. In the first paragraph of the legal opinion, clarify the manner in which the shares of Common Stock will be offered. You should distinguish among the shares that will be offered by you directly, those that will be issued upon the exercise of options and the shares that will be offered by the selling shareholders. Further, in the sentence in which you set forth the opinion, you should make a distinction between shares of Common Stock that already have been issued, such as those issued to the selling shareholders, and those which have not yet been issued by you.

The legal opinion has been modified accordingly.

H. Christopher Owings

December 17, 2004

63. Counsel should file a supplemental letter, as correspondence on the EDGAR system, which confirms its concurrence with our understanding that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIII.A.14 of the November 14, 2000 Current Issues and Rulemaking Projects Outline, available on our website (www.sec.gov).

A supplemental letter will be filed in conformance with standard legal opinion guidelines.

64. We note your opinion speaks as of August 13, 2004. Ensure that you re-file the opinion so that it speaks as of the effective date of the registration statement.

The opinion of counsel has been revised accordingly and in conformance with standard legal opinion guidelines.

Exhibits 13.1 and 13.2

65. You should include the financial statements in the prospectus instead of providing them as an exhibit to the registration statement.

This change has been made.

Financial Statements Inception to December 31, 2003, Exhibit 13.1

Statements of Operations, page F-4

66. You have not computed your loss per share correctly for the period from inception to December 31, 2003. It should be $(0.00) based upon your net loss and weighted average shares outstanding. Please make the appropriate revisions throughout the filing. Please also recheck your loss per share amounts for other periods.

Please note that we have corrected the calculation for the period ended December 31, 2003 and rechecked the loss per share amounts for other periods.

H. Christopher Owings

December 17, 2004

Financial Statements Six Months Ending June 30, 2004, Exhibit 13.2

Statement of Changes in Stockholders’ Equity, page F-4

67. In addition to the par value of Common Stock, please add a column for the number of common shares to the equity table.

Please note we have added a column to the equity table for the number of common shares issued for both the December 31, 2003 financial statements and the September 30, 2004 financial statements.

Note 1. Nature of Business and Significant Accounting Policies, page F-6

68. It appears the Nature of Business and Significant Accounting Policies should be Note 1 and not Note 6. Please revise or advise.

Please note this change has been made in the revised SB-2.

69. Please consider providing additional information concerning the commencement of operations. You state that you “expect to commence operations in 2004.”

Please note this change has been made in the revised SB-2.

70. Please revise your disclosures for stock based compensation to include all of the requirements in paragraphs 45-48 of FAS 123. Ensure your disclosure includes a pro forma calculation of the net loss per share using the fair value method at the date of grant under FAS 123 instead of the intrinsic value method under APB 25 as prescribed in paragraph 45. Additionally, ensure your disclosure includes the method and significant assumptions used during the year to estimate the fair values of options as prescribed by paragraph 47d.

Please see the FAS 148 policy footnote in Note 1. Please note the calculation of the expense that would have been recognized under FAS 123 would not have been significant to the financial statements. Therefore, additional disclosures requirements under FAS 123 have been eliminated, since the effect has been deemed insignificant.

H. Christopher Owings

December 17, 2004

Note 4. Income Taxes, page F-9

71. Please consider providing additional information regarding the valuation allowance of the deferred tax asset. Consider adding the net operation loss carry forward and the likelihood of you generating sufficient tax earnings to utilize the net operating loss carry forwards in the future.

Please see Note 4 relating to the information relating to the deferred tax asset, which has been fully reserved as future taxable earnings are not known. Additionally, the Company has no net operating loss carry forwards, as there has been no taxable loss generated. This is due to the fact that, start-up costs are capitalized for tax purposes and no operations have been deemed to have commenced.

Signatures

72. Please identify the individuals that are signing as the “principal executive officer,” “the principal financial officer,” and “the controller” or “principal accounting officer.” See Form SB-2, Instructions for Signatures.

Please note that although the Company’s officers do not hold these titles, the prospectus has been revised to indicate the Company’s officers who act in the role of principal executive officer, principal financial officer and controller.

We hope that the foregoing adequately addresses each of your comments. Thank you for your attention to these matters. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Jay L. Panzarella
Jay L. Panzarella

Enclosure

cc:	Tim R. Sensenig (w/encl.)